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PRESS RELEASE

SOURCE: Molecular Diagnostics, Inc.

MOLECULAR DIAGNOSTICS' ACCEPTS 10,859,088 SHARES OF COMMON STOCK FOR CONVERSION INTO SERIES E PREFERRED STOCK

RECENTLY CLOSED OFFERING REDUCES OUTSTANDING COMMON STOCK BY 30%

CHICAGO--(BUSINESS WIRE)--Jan. 21, 2002-- Molecular Diagnostics, Inc. (MCDG:OTCBB) announced today that it has accepted 10,859,088 shares of its common stock in its tender offer, which closed on December 28, 2001. MDI will issue approximately 434,363 shares of a new Series E convertible preferred stock in exchange for the accepted shares of common stock. Shares of the new Series E convertible preferred stock will not be convertible into shares of common stock prior to December 1, 2002.

Peter P. Gombrich, Chairman and CEO of Molecular Diagnostics said, "We are pleased with the overall response we received from stockholders to the tender offer. Shares of common stock controlled by management and members of the Board of Directors represented approximately 61% of the total number of shares tendered. I think this represents a very strong statement about their continuing support of MDI's business objectives for both the current and the longer term periods."

About Molecular Diagnostics

Molecular Diagnostics develops cost-effective cancer screening systems which can be utilized at the point of care or in a laboratory, to assist in the early detection of cervical, gastrointestinal and other cancers. The InPath(TM) System is being developed to provide medical practitioners with a highly accurate, low-cost, point-of-care cervical cancer screening system. Other products include SAMBA(TM) Telemedicine software used for medical image processing, database and multimedia case management, telepathology and teleradiology. Molecular Diagnostics also makes certain aspects of its technology available to 3rd parties for development of their own screening systems.

Certain statements throughout this release are forward-looking. These statements are based on the Company's current expectations and involve many risks and uncertainties, such as the possibility that clinical trials will not substantiate the Company's expectations with respect to the InPath(TM) System, and other factors set forth in reports and documents filed by Molecular Diagnostics, Inc. with the Securities and Exchange Commission. Molecular Diagnostics, Inc. undertakes no obligation to publicly update or revise any forward-looking statements contained herein

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Contact:

     Molecular Diagnostics, Inc.
     Peter Gombrich, 312/222-9550